Exhibit 99.1

4Q21 results to be disclosed soon Results will be published in the investor relations website on February 10th after trading hours in Brazil and in the United States. We are going to present our 2021 results and 2022 guidance in a new format with a Q&A session at virtual the end. meeting Check out the speakers: Milton _Alexandre _Alexsandro Maluhy Filho Zancani Broedel Credit products (for CFO Chief executive officer (CEO) individuals, mortgage, auto loans, consórcio, credit recovery, and digital clients _Carlos André acquisition) Constantini Rodrigues Wealth management services Retail banking, digital channels, UX, _André insurance and CRM Sapoznik Payment, Operations _Flavio and Marketing Souza _Matias Itaú BBA Granata CRO Ricardo Guerra CIO Renato Lulia IRO don’t miss out on this friday February 11, 2022 register now 08:00a. at m. EST in Portuguese and in English You can also watch on Youtube go to our website and check out the Investor latest news and developments Relations itau.com.br/ri